SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____ )

Table of contents

•	Eni’s Board of Directors - Approval of the third tranche of the provision in place of the 2022 dividend: € 0.22 per share
•	Eni: fourth quarter and full year 2022 results
•	ENI CAPITAL MARKETS UPDATE - Strategic plan 2023-2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: February 23, 2023

Eni’s Board of Directors

Approval of the third tranche of the provision in place of the 2022 dividend: € 0.22 per share

Rome, 22 February 2023 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved to distribute to Shareholders the third of the four tranches of the provision in place of the dividend 2022 from Eni S.p.A. available reserves1 of € 0.22 (compared to a total annual provision, in place of the dividend, equal to € 0.88) per share outstanding at the ex-dividend date as of 20 March 20232, payable on 22 March 20233, as announced on 18 March 2022 with the Capital Market Day and resolved by the Shareholders’ Meeting of 11 May 2022.

Holders of ADRs, outstanding at the record date of 21 March 2023, will receive € 0.44 per ADR, payable on 7 April 20234, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 41

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or are treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the 21 March 2023 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

February 23, 2023

Eni: fourth quarter and full year 2022 results

Key operating and financial results

Q3			Q4			Full Year
2022			2022	2021	% Ch.	2022	2021	% Ch.
100.85	Brent dated	$/bbl	88.71	79.73	11	101.19	70.73	43
1.007	Average EUR/USD exchange rate		1.021	1.144	(11)	1.053	1.183	(11)
2,082	Spot Gas price at Italian PSV	€/kcm	1,009	987	2	1,294	487	..
4.1	Standard Eni Refining Margin (SERM)	$/bbl	13.6	(2.2)	..	8.5	(0.9)	..
1,578	Hydrocarbon production	kboe/d	1,617	1,737	(7)	1,610	1,682	(4)
5,772	Adjusted operating profit (loss) (a)	€ million	3,587	3,806	(6)	20,391	9,664	111
4,272	E&P		2,891	3,630	(20)	16,411	9,293	77
1,083	Global Gas & LNG Portfolio (GGP)		67	536	..	2,067	580	..
537	R&M and Chemicals		378	(104)	..	1,928	152	..
172	Plenitude & Power		118	102	16	615	476	29
3,730	Adjusted net profit (loss) (a)		2,503	1,700	47	13,311	4,330	207
1.06	per share - diluted (€)		0.74	0.47		3.78	1.19
5,862	Net profit (loss) (b)		550	3,515	(84)	13,810	5,821	137
1.67	per share - diluted (€)		0.19	0.97		3.93	1.60
5,469	Cash flow from operations before changes in working capital at replacement cost (a)		4,113	4,615	(11)	20,379	12,711	60
5,586	Net cash from operations		4,593	5,835	(21)	17,460	12,861	36
2,029	Net capital expenditure (b)		2,775	1,777	56	8,243	5,817	42
6,444	Net borrowings before lease liabilities ex IFRS 16		7,021	8,987	(22)	7,021	8,987	(22)
57,845	Shareholders’ equity including non-controlling interest		55,104	44,519	24	55,104	44,519	24
0.11	Leverage before lease liabilities ex IFRS 16		0.13	0.20		0.13	0.20

(a) Non-GAAP measure. For further information see the paragraph “Non-GAAP measures”.

(b) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni’s Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the full year and the fourth quarter of 2022. Eni CEO Claudio Descalzi said:

“In 2022, Eni was not only engaged in progressing its sustainable energy transition goals, but also in ensuring the security and stability of energy supplies to Italy and Europe, building up a diversified geographic mix of energy sources. The Company delivered excellent financial and operating results while contributing to the stability of energy supplies to Italy and Europe and progressing its decarbonization plans. During the year, we were able to finalize agreements and activities to fully replace Russian gas by 2025, leveraging our strong relationships with producing states and fast-track development approach to ramp-up volumes from Algeria, Egypt, Mozambique, Congo and Qatar. The recently signed deal with Libya’s NOC on the A&E Structures development and exploration successes off Cyprus, Egypt and Norway will further strengthen our integrated supply diversification. This prompt reaction to the gas crisis and the integration with the E&P activities were important driver of the performance of our GGP business, which was able to ensure its supply commitments through different sources. Plenitude reached a renewable capacity of 2.2 GW, doubling last year level, and together with our newly established Eni Sustainable Mobility will continue to progress our plans to zeroing customers’ emissions. This new entity, leveraging our strong biofuels footprint will offer increasingly decarbonized mobility solutions to customers in Italy and Europe. While market conditions were clearly supportive, our 2022 financial results were underpinned by capital and cost discipline, operating performance and by effective risk management of price volatility and supply tightness. Strong cash generation with an organic CFFO of €20.4 bln allowed us to invest and grow the business, to reach an all-time low leverage of 0.13 and to return €5.4 bln to shareholders via dividends and an accelerated share buy-back program. Our strategic objectives are unchanged: we will invest to ensure stable and affordable supplies to meet energy market demand and decarbonize our operations and clients, while maintaining financial discipline to ensure attractive returns for our shareholders.”

Financial highlights

•	FY 2022 group adjusted EBIT was €20.4 bln, double the amount of FY 2021, driven by a strong performance of the E&P, GGP and R&M businesses:

○	E&P with €16.4 bln of EBIT was up more than 70% y-o-y due its capacity to capture the upside of a favorable commodity environment;

○	GGP earned €2.1 bln of EBIT, replacing Russian flows with equity gas or supplies from countries where we operate, and ensuring optimization of the gas and LNG portfolio in a tight market, while ensuring stable and secure supplies to its customers and managing financial risks;

○	R&M achieved its best performance ever with €2.2 bln, compared to breakeven in 2021, due to plant availability and output optimization allowing to capture the upside of a strong refining environment, and efficiency measures to address the rise in plant utility expenses;

○	Plenitude delivered against its operating and financial targets with EBIT of €0.34 bln and a renewable capacity of 2.2 GW, despite the challenging market scenario;

○	Versalis was impacted by competitive pressures, weakening demand and higher gas-indexed utilities expenses, driving a loss of €0.25 bln.

•	FY 2022 adjusted net profit attributable to Eni shareholders was €13.3 bln and, compared with FY 2021, was €9 bln higher due to a strong operating performance and higher results of equity-accounted entities.

•	FY 2022 net profit attributable to Eni shareholders was €13.8 bln and, compared with FY 2021, was driven by an improved underlying performance partly offset by lower net special gains mainly due to inventory evaluation.

In 2022 special charges largely related to environmental and remediation provision of €2 bln, including €0.3 bln decommissioning provision for refinery, impairment charges of €1.1 bln for oil & gas assets and chemicals plants, and windfall taxes on energy profits totalling €1.7 bln, of which €1 bln was paid in 2022. These charges were offset by gains of €2.5 bln on the Azule transaction and of €0.4 bln on the divestment of an interest in the Vår Energi associate and by deferred taxes of €1.6 bln.

•	Q4 2022 group adjusted EBIT was €3.6 bln, down by €0.2 bln from Q4 2021 owing to the reclassification of Azule Energy (Eni E&P activities in Angola) into associates, lower hydrocarbons production and GGP one-off gains in 2021, partly offset by a strong performance of the R&M business.

•	Q4 2022 adjusted net profit attributable to Eni shareholders was €2.5 bln and almost 50% higher compared with the Q4 2021, up by €0.8 bln due to higher results of equity-accounted entities partly as a result of the Azule JV, more than offsetting a lower operating profit.

•	Q4 2022 net profit attributable to Eni shareholders was €550 mln and was reduced by fair-valued commodity derivatives of €1.1 bln (compared to a gain of €1.7 bln in the previous year), asset impairments of €0.9 bln (compared to reversals of €0.5 bln in the previous year) and extraordinary solidarity tax contributions of €0.7 bln, partly offset by deferred taxes of €1.6 bln. All these gains and losses were classified as special items.

•	In Q4 2022, the Group adjusted operating cash flow before working capital at replacement cost was €4.1 bln. In FY 2022, it reached €20.4 bln, net of €8.5 bln of cash taxes, up 60% y-o-y: after funding organic capex of €8.2 bln, up 42% y-o-y due to a stronger US dollar and planned post-lockdown activity, and covering working capital needs, the Group delivered an organic FCF of €12.8 bln to cover portfolio activities, reduce net borrowing by €2 bln and return €5.4 bln of cash to shareholders via dividends and share repurchases.

•	In September and November, Eni paid the first and the second quarterly instalment of the 2022 dividend of €0.22 per share each, amounting to €1.47 bln. The third instalment of €0.22 per share will be paid to shareholders on March 22, 2023, being the ex-dividend date March 20, 2023.

•	In November, Eni completed the announced buy-back program of €2.4 bln, repurchasing 196 mln shares.

•	In January 2023, Eni successfully placed the first sustainability-linked bond among the retail public in Italy for a total amount of €2 bln. Orders for over €10 bln were received compared to €1 bln initially offered, setting the Italian record for a single tranche corporate bond issue aimed at retail. The offering was closed in advance in just 5 days, the minimum term set in the prospectus.

•	Net borrowings ex-IFRS 16 as of December 31, 2022, were €7 bln, down by €2 bln compared to December 31, 2021, and Group leverage stood at 0.13, versus 0.20 as of December 31, 2021.

Main business developments

Advancing our satellite model

•	In FY 2022, significant progress was made in pursuing our distinctive satellite model of creating dedicated entities capable of independently accessing capital markets to fund their growth and to reveal the real value of each business, benefitting from Eni’s technologies, know-how and services, at the same time allowing the Group to optimize its financial structure:

○	Plenitude has substantially grown its renewable capacity, while the Sustainable Mobility business was set up to offer increasingly decarbonized solutions/products to people on the move, leveraging the strong marketing network and biorefineries vertically integrated with our agri-business.

In E&P these entities will continue to bring new volumes to the market for energy security, while freeing additional capital and delivering dividends that allow us to optimize investments in our decarbonized energy portfolio:

○	In August Azule Energy, the JV combining Eni and bp asset in Angola, started operations as the largest independent Angolan O&G producer to pursue growth opportunities and deliver real value to its shareholders;

○	Vår Energi performed strongly in 2022 and delivered extra value to Eni through its listing at the Norway exchange and entry of new investors.

Finally, our SPAC, NEOA, was established and listed on the UK main exchange to pursue a business combination with targets poised to benefit from the global transition towards a low carbon economy.

Exploration & Production

•	In FY 2022 around 750 mln boe of new resources were added to the reserve base continuing the delivery of outstanding exploration performance.

Several discoveries were made close to existing assets and facilities as part of our fast-track development model in Algeria, Egypt and Abu Dhabi.

Important reserve additions were made with the appraisal wells of the offshore Ndungu oilfield in Angola and of the offshore Baleine oilfield in the Ivory Coast, allowing us to significantly raise the estimated hydrocarbons in place in both cases. The XF-002 in the UAE and the Cronos off Cyprus gas discoveries also significantly contributed to the year’s results. The later success of Zeus in Cyprus, still in evaluation at the end of the year and of Nargis in Egypt in January further confirmed the potential of the East Mediterranean area.

•	Production for the year was 1.610 mln boe/d, down by 4% due to unplanned outages and force majeure.

•	In Q4 2022, activities have been fast-tracked in Algeria and several fields have come onstream: two gas deposits as part of the new Berkine South contract, just six months from the closing, and then, the HDLE/HDLS project, in the Zemlet el Arbi concession in the Berkine North Basin, just six months after the discovery made in March.

•	In November, the first loading of liquefied natural gas (LNG) produced from the Coral gas field, in the ultra-deep waters of the Rovuma Basin in Mozambique, was shipped from the Coral Sul Floating Liquefied Natural Gas (FLNG) facility, marking a milestone in the worldwide LNG business thanks to our ability to deliver the project on time and on budget notwithstanding the pandemic disruptions, while launching the Country as a new relevant LNG hub.

•	In November, construction works began to build a second 10 MW photovoltaic plant in partnership with Sonatrach in the Bir Rebaa North (BRN) production complex, South-Eastern Algeria, to decarbonize hydrocarbons operations. Another photovoltaic facility is planned at the Menzel Ledjmet East Project (MLE) production complex, with construction expected to begin in 2023.

•	In December, a photovoltaic plant in Tataouine, Southern Tunisia, built by a joint venture between Eni and ETAP (Entreprise Tunisienne d’Activités Pétrolières) was linked to the national grid. The plant, with an installed capacity of 10 MW, is expected to supply over 20 GWh of renewable electricity per year under a 20-year Power Purchase Agreement.

•	In December, as part of the Congo LNG project to exploit Eni’s gas reserves in block Marine XII and support the security of gas supplies to Europe, a turn-key contract was signed to build, install and commission a Floating Liquefied Natural Gas (FLNG) vessel with a capacity of 2.4 mln tonnes/year, which will pair the Tango FLNG vessel purchased earlier to speed up Eni’s development plans. LNG production is expected to reach a plateau capacity of 3 mln tonnes/year in 2025.

•	In December, our associate Vår Energi announced a gas discovery in the Barents Sea, Norway, with estimated recoverable resources of gas in the range of 9-21 bln cubic meters (57-132 mln barrels of oil equivalent). Subsequently, in January, the venture was awarded twelve exploration licenses (five of which are operated) following the “Awards in Predefined Areas 2022” (APA) by the Ministry of Petroleum and Energy of Norway.

•	In December, Eni closed the acquisition of a 3% interest in the giant North Field East LNG project in Qatar.

•	In December, Eni signed an agreement with Snam to jointly develop and manage the Ravenna Carbon Capture and Storage (CCS) Project, which is intended to gather data to support the planned construction of a large CCS hub, which will leverage Eni’s depleted offshore reservoirs in the area. The Phase 1 of project is ongoing and from 2024 is expected to begin capturing 25 ktons of CO2 emitted from Eni’s natural gas treatment plant in Casalborsetti (Ravenna), to be subsequently transported and injected into a nearby depleted gas field. By 2027, Phase 2 will start the industrial scale up with a storage injection of up to 4 mln tons.

•	In January, we announced the non-operated Nargis gas discovery, offshore Egypt. The new reserves will be developed by leveraging Eni’s existing facilities.

•	In January, we signed an agreement with the National Oil Corporation of Libya (NOC) for the development of the large gas reserves of A&E Structures, offshore Tripoli. Production is expected to start in 2026 to reach a plateau of 750 mmscf/d, with volumes destined both to the domestic market and to Europe via the existing Greenstream offshore pipeline leveraging synergies with the Mellitah Complex. The project comprises construction of an onshore Carbon Capture and Storage (CCS) hub.

•	In January, a 30% interest in offshore exploration Blocks 4 and 9, in Lebanon, operated by TotalEnergies, was farmed out to QatarEnergy. Eni will retain a 35% interest in the venture.

Global Gas & LNG Portfolio

•	In January, a restructuring of Eni’s natural gas transport business from the Southern route was agreed with Snam, the Italian natural gas grid operator, by divesting a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines connecting Algeria’s network to Italy through Tunisia and the Mediterranean Sea, and the relevant transportation rights. A new entity “SeaCorridor” was established to hold the participating interests in those businesses, which will be jointly controlled by Eni and Snam with shareholding of 50.1% and 49.9%, respectively. Eni received cash proceeds of €405 mln.

Refining & Marketing and Chemicals

•	In October, a first cargo of vegetable oil, produced at Eni’s Makueni agri-hub in Kenya, was shipped to the Eni’s biorefinery of Gela. This renewable feedstock will be used in the manufacturing of biofuels, respecting all applicable standards of sustainability and the circular economy by repurposing abandoned land and by favorably contributing to local job creation and development. Production of such sustainable oil is expected to scale up rapidly to 20,000 tons by 2023. This project marks the start of Eni’s innovative model of vertically integrating its agri-business with its biorefineries, which will be replicated in a network incorporating other African countries.

•	In October, Eni completed the phase-out of palm oil as feedstock supply for Eni’s biorefineries, with it fully replaced by sustainable raw materials.

•	In October, Eni launched a study to assess the economic feasibility of building and operating a biorefinery at the Livorno hub, with a design capacity of 500 ktonnes/y.

•	In December, started a collaboration with Euglena, a leading Japanese biotechnology firm, and Petronas, Malaysia state-owned oil company, to evaluate the economic feasibility of building and operating a biorefinery complex in the South-Eastern Asian country. An investment decision is expected to be reached by 2023 with possible completion in 2025 and a targeted processing capacity of up to 650 ktonnes/y of bio-feedstock. The project will leverage the Honeywell UOP’s EcofiningTM process technology, which was jointly developed by Eni and Honeywell UOP.

•	In December, Versalis acquired from DSM a technology to produce enzymes for second-generation ethanol to be employed at the Crescentino plant to integrate the proprietary Proesa® technology to deliver sustainable bioethanol and chemical products from lignocellulosic biomass.

•	In December, further inroads into the Sustainable Aviation Fuel (SAF) market were made with the agreement with DHL Express Italy and SEA Group that operates the Milan airports of Malpensa and Linate, for a test involving use of Eni Biojet, a 20% blended with JetA1 produced exclusively from waste raw materials, animal fat and used vegetable oils.

•	In January, as part of Eni’s strategy to set up dedicated vehicles to accelerate the decarbonization of the Group’s customer portfolio (Scope 3 emissions), Eni Sustainable Mobility was established as a stand-alone business. This vertically integrated entity will support Eni’s energy transition by pairing the offer of increasingly sustainable fuels and advanced services to motorists in Italy and Europe by leveraging a network of 5 thousand service stations, which will be upgraded to support electric and hydrogen-based mobility. Eni Sustainable Mobility will manage Eni’s operating biorefineries, the biomethane business and will pursue the development of new projects, including those at Livorno and Pengerang in Malaysia, which are currently under evaluation.

•	In February, Eni Sustainable Mobility entered into definitive agreements with PBF to partner in a 50-50 joint venture, St. Bernard Renewables LLC (SBR), for the biorefinery currently under construction in Louisiana (US). The deal, which is subject to customary closing conditions, foresees Eni’s subsidiary Eni Sustainable Mobility to make a capital contribution of $835 million and to provide expertise in biorefining operations. The biorefinery startup is expected in the first half of 2023, with a target processing capacity of about 1.1 mln tonnes/year of raw materials to produce mainly HVO Diesel.

Plenitude and Power

•	In October, the 104.5 MW El Monte wind farm in the Spanish region of Castilla La Mancha, started producing renewable electricity. The plant will produce about 300 GWh/y, equivalent to the domestic consumption of 100,000 households.

•	In October, the disposal of Plenitude’s 20% interest in the Dogger Bank offshore wind projects to the Norwegian joint venture Vårgrønn engaged in the development of a windpower business was finalized. Based on the shareholders’ agreement, HitecVision increased its ownership interest from 30.4% to 35% through a cash contribution.

•	In December, Plenitude finalized the 100% acquisition of PLT (PLT Energia Srl and SEF Srl and their respective subsidiaries and affiliates), an integrated Italian group with an installed capacity of 0.3 GW already operational, 0.1 GW under construction, 1.2 GW of projects under development (mainly wind power) both in Italy and Spain. Furthermore, the PLT Group also supplies a portfolio of 90,000 customers in Italy.

•	In December, Plenitude signed an agreement to acquire the 81 MW Kellam photovoltaic plant located in Texas, USA, boosting the total installed capacity in the country to 878 MW.

•	In January, Plenitude signed an agreement with Simply Blue Group for the joint development of floating offshore wind projects in Italy. The first two projects, “Messapia” in offshore Apulia and “Krimisa”

offshore Calabria, have already been submitted for approval to the relevant authorities, with a design capacity of 1.3 GW and 1.1 GW, respectively.

•	In January, Plenitude started production at the 263 MW “Golden Buckle Solar Project” in Brazoria County, Texas. The yearly average solar energy production is expected in the range of 400 to 500 GWh.

Decarbonization and Sustainability

•	In October, two projects by Eni and Enel Green Power to develop green hydrogen were approved as beneficiaries of public funding under IPCEI Hy2Use, an EU-backed initiative to support development of a hydrogen value chain. Two electrolyzers of 20 MW and 10 MW capacity will be operated respectively at Eni’s biorefinery in Gela, Sicily, and in the Eni’s nearby oil refinery in Taranto, both designed to use the PEM (polymer electrolyte membrane) technology.

•	In October, Commonwealth Fusion Systems, of which Eni is the main shareholder, was selected after a competitive tender process by the UK Atomic Energy Authority to support work on the magnetic confinement system for the UKAEA’s Spherical Tokomak for Energy Production.

•	In the quarter Eni was ranked first out of 30 companies in the European oil & gas sector by Moody’s ESG Solutions due to its advanced capabilities in managing ESG risks. Eni’s ESG score improved and remains in the Advanced category.

•	In November, Eni signed an agreement with Leonardo for the joint development of sustainability and innovation initiatives, with the aim of boosting the energy transition and the decarbonization of the two partners’ operations.

•	In November, Eni signed an agreement with Autostrade per l’Italia and CDP to jointly develop initiatives with the aim to upgrade Italian motorway infrastructure by increasing the offer of products for sustainable mobility and other decarbonization solutions.

•	In November, Eni signed several agreements with the Government of Rwanda to jointly develop initiatives in the fields of agriculture, protection of forest ecosystems, health and technology. This collaboration aims to support the energy transition by promoting high-quality seed production suitable for agri-feedstock, for the production of biofuel in Eni’s biorefinery. It will also generate carbon credit initiatives, and support development infrastructures and services for the health and education of local communities.

•	In November, Eni signed a collaboration agreement with Bonifiche Ferraresi to evaluate the development of an agri-business in Italy, not in competition with the food chain, regenerating abandoned and degraded lands and promoting sustainable practices, to produce crops to be used as feedstock for the production of biofuel.

•	In January, Eni signed strategic agreements with Sonatrach reaffirming the common objective of strengthening energy security and accelerating the transition to a low-carbon economy. The two partners have agreed on identifying and pursuing joint opportunities for the reduction of greenhouse gas emissions through energy efficiency initiatives, renewables development, green hydrogen projects and carbon dioxide capture and storage projects, to support energy security and a sustainable energy transition, including the evaluation of possible measures to improve Algeria’s energy export capacity to Europe.

Outlook 2023

The Company will issue its financial and operating targets for 2023 and its strategic plans at a capital markets day scheduled today at 13:00 CET. A press release summarising the Group’s strategy and objectives will be issued on the same day and disseminated through the Company’s website (eni.com) and other public channels as required by applicable listing standards.

Business segments operating results

Exploration & Production

Production and prices

Q3			Q4			Full Year
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Production
707	Liquids	kbbl/d	776	852	(9)	751	813	(8)
4,583	Natural gas	mmcf/d	4,426	4,700	(6)	4,523	4,613	(2)
1,578	Hydrocarbons ⁽ᵃ⁾	kboe/d	1,617	1,737	(7)	1,610	1,682	(4)
	Average realizations⁽ᵇ⁾
91.51	Liquids	$/bbl	77.60	75.58	3	92.39	66.90	38
9.08	Natural gas	$/kcf	8.72	8.27	5	8.61	5.93	45
68.51	Hydrocarbons	$/boe	61.96	61.03	2	69.06	49.82	39

(a) Effective January 1, 2022, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,263 cubic feet of gas (it was 1 barrel of oil =5,310 cubic feet of gas). The effect on production has been 8 kboe/d in the fourth quarter and the full year 2022. Data of the previous 2022 quarters have been restated accordingly.

(b) Prices relate to consolidated subsidiaries.

•	In Q4 2022, hydrocarbon production averaged 1.62 mln boe/d (1.61 mln boe/d in the FY 2022), down by 7% compared to Q4 2021. The decrease was due to planned and unplanned outages in Kazakhstan, local issues in Nigeria, lower production in Norway and Egypt as well as mature fields decline. Production was supported by: the start-up of the Coral project in Mozambique and the Amoca project in Mexico, higher activity in Algeria, also following the business acquisition, as well as in the United States. The sequential comparison reported a growth of 3% and benefitted from the resumption of activity in Kazakhstan and higher entitlements in Libya. In full year 2022, positive factors, including the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates) weighted more, resulting in a decline of 4%.

•	Liquid production was 776 kbbl/d in Q4 2022, down 9% year-on-year (down 8% compared to 2021). The reduction in Kazakhstan, Norway and Nigeria was partly offset by production growth in Algeria, Mexico and in the United States.

•	Natural gas production was 4,426 mmcf/d in Q4 2022, down 6% year-on-year (down 2% compared to 2021). Lower production in Norway, Nigeria and Egypt was partly offset by production growth in Algeria and Mozambique.

Proved oil&gas reserves – preliminary data

(bboe)
Net proved reserves at December 31, 2021		6.6
Additions		0.5
Production		(0.6)
Net proved reserves at December 31, 2022		6.6
Reserves replacement ratio, all sources	(%)	90

•	In 2022, net additions of proved reserves were 0.5 bboe relating to discoveries, extensions and revisions of previous estimates. These additions drove an all-sources reserve replacement ratio of 90%.

•	The reserves life index was 11.2 years as of December 31, 2022.

•	More information about the Company’s reserves activity for the year will be disclosed in our 2022 Annual Report on Form 20-F.

Results

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
4,539	Operating profit (loss)	2,246	4,066	(45)	15,908	10,066	58
(267)	Exclusion of special items	645	(436)		503	(773)
4,272	Adjusted operating profit (loss)	2,891	3,630	(20)	16,411	9,293	77
(76)	Net finance (expense) income	(128)	(47)		(319)	(313)
511	Net income (expense) from investments	691	253		2,086	681
325	of which: - Vår Energi	171	161		951	425
174	- Azule	281	0		455	0
(1,935)	Income taxes	(1,598)	(1,578)		(7,402)	(4,118)
41.1	tax rate (%)	46.3	41.1		40.7	42.6
2,772	Adjusted net profit (loss)	1,856	2,258	(18)	10,776	5,543	94
	Results also include:
84	Exploration expenses:	361	326	11	605	558	8
60	- prospecting, geological and geophysical expenses	55	50		220	194
24	- write-off of unsuccessful wells	306	276		385	364
1,770	Capital expenditure	2,041	1,154	77	6,362	3,861	65

•	In Q4 2022, Exploration & Production reported an adjusted operating profit of €2,891 mln, a decrease of 20% compared to Q4 2021, due to the derecognition of the subsidiaries operating in Angola following their contribution to the Azule Energy joint venture with bp, which became operational in early August, lower production volumes and higher write-offs, partly offset by higher realized prices (up 2%). In FY 2022 adjusted operating profit was €16,411 mln, up 77% compared to the FY 2021, driven by a supportive oil scenario and a tight worldwide market for natural gas, as well as by cost discipline.

•	In Q4 2022, the segment reported an adjusted net profit of €1,856 mln, a decrease of about €0.4 bln compared to Q4 2021 helped by a robust performance of investments, particularly Vår Energi, offsetting a weaker operating performance (it was €10,776 mln in FY 2022, an increase of €5,233 mln compared to 2021 due to a better operating and equity-accounted performance). The reduction in the tax rate in 2022, down by 2 percentage points compared to 2021, benefitted from the positive scenario and better equity-accounted performance. In the Q4 2022, the tax rate increased by 5 percentage points compared to the comparative period, due to lower performance in countries with more favorable tax rates.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q3			Q4			Full Year
2022			2022	2021	% Ch.	2022	2021	% Ch.
2,082	Spot Gas price at Italian PSV	€/kcm	1,009	987	2	1,294	487	166
2,077	TTF		999	975	3	1,279	486	163
5	Spread PSV vs. TTF		9	12	(21)	15	1	..
	Natural gas sales	bcm
7.07	Italy		7.32	10.25	(29)	30.67	36.88	(17)
5.79	Rest of Europe		7.71	7.52	3	27.41	28.01	(2)
0.53	of which: Importers in Italy		0.80	0.73	10	2.43	2.89	(16)
5.26	European markets		6.91	6.79	2	24.98	25.12	(1)
0.47	Rest of World		0.52	1.11	(53)	2.44	5.56	(56)
13.33	Worldwide gas sales (*)		15.55	18.88	(18)	60.52	70.45	(14)
1.8	of which: LNG sales		2.4	2.8	(14)	9.4	10.9	(14)

(*) Data include intercompany sales.

•	In Q4 2022, natural gas sales of 15.55 bcm decreased by 18% compared to the same period of 2021, due to the lower gas volumes marketed in Italy, particularly in the spot market and the industrial segments. In the European markets gas volumes reported an increase of 3% thanks to higher sales in Germany and Austria which offset lower volumes sold in all the other markets. Worldwide LNG sales decreased by 14% compared to the fourth quarter of 2021. In the FY 2022, natural gas sales amounted to 60.52 bcm, down 14% vs. 2021, impacted by lower supply from Russia and Nigeria.

Results

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
2,062	Operating profit (loss)	3,732	2,864	30	3,734	899	..
(979)	Exclusion of special items	(3,665)	(2,328)		(1,667)	(319)
1,083	Adjusted operating profit (loss)	67	536	(88)	2,067	580	..
(19)	Net finance (expense) income	22	(6)		(17)	(17)
1	Net income (expense) from investments	1	2		4
(421)	Income taxes	(348)	(365)		(1,070)	(394)
644	Adjusted net profit (loss)	(258)	167	..	984	169	..
5	Capital expenditure	9	3	..	23	19	21

•	In Q4 2022, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €67 mln despite the anticipated reversal in market trends and lower Russian supplies, as well as higher expenses for contract revisions, partly offset by continuing optimization across the gas and LNG portfolio. In FY 2022, the segment earned €2,067 mln of adjusted operating profit, replacing Russian flows with equity gas or supplies from countries where we operate, and ensuring optimization of the gas and LNG portfolio in a tight market, while ensuring stable and secure supplies to its customers and managing financial risks.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Refining & Marketing and Chemicals

Production and sales

Q3			Q4			Full Year
2022			2022	2021	% Ch.	2022	2021	% Ch.
4.1	Standard Eni Refining Margin (SERM)	$/bbl	13.6	(2.2)	..	8.5	(0.9)	..
4.26	Throughputs in Italy	mmtonnes	3.73	4.13	(10)	16.12	16.51	(2)
2.79	Throughputs in the rest of World		2.86	2.84	1	11.00	10.89	1
7.05	Total throughputs		6.59	6.97	(5)	27.12	27.40
84	Average refineries utilization rate	%	74	76		79	76
181	Bio throughputs	ktonnes	129	198	(35)	543	665	(18)
70	Average bio refineries utilization rate	%	50	77		53	65
	Marketing
2.04	Retail sales in Europe	mmtonnes	1.91	1.90	1	7.50	7.23	4
1.46	Retail sales in Italy		1.38	1.36	1	5.38	5.12	5
0.58	Retail sales in the rest of Europe		0.53	0.54	(2)	2.12	2.11	0
21.8	Retail market share in Italy	%	21.9	22.2		21.7	22.2
2.36	Wholesale sales in Europe	mmtonnes	2.15	2.20	(2)	8.63	8.21	5
1.71	Wholesale sales in Italy		1.55	1.57	(1)	6.19	6.02	3
0.65	Wholesale sales in the rest of Europe		0.60	0.63	(5)	2.44	2.19	11
	Chemicals
0.77	Sales of chemical products	mmtonnes	0.77	1.13	(31)	3.75	4.47	(16)
52	Average plant utilization rate	%	44	67		59	66

•	In Q4 2022, the Standard Eni Refining Margin reported an average of 13.6 $/barrel (8.5 $/barrel in the FY 2022) vs. negative values of the comparative periods. Refining margins increased materially driven by a strong rebound in demand for all kinds of refined products due to the reopening of the economy and bottlenecks in the refining system.

•	In Q4 2022, throughputs on own accounts at Eni’s refineries in Italy were 3.73 mmtonnes, down 10% compared to Q4 2021 as result of lower volumes processed at Sannazzaro and Milazzo refineries due to higher maintenance shutdown, partly offset by higher volumes processed at the Livorno refinery (in the full year of 2022 throughputs were 16.12 mmtonnes, down by 2% from the previous year). Throughputs outside Italy slightly increased in both 2022 reporting periods compared to 2021, following higher volumes processed in Germany.

•	In Q4 2022, bio throughputs were 129 ktonnes, representing a 35% decrease compared to the same period of 2021: lower volumes were processed at the Gela and Venice biorefineries following a maintenance shutdown. In FY 2022, bio throughputs amounted to 543 ktonnes and decreased by 18% compared to 2021, due to a shutdown that occurred at the Gela biorefinery in the first months of the year, partly offset by higher throughputs at the Venice biorefinery.

•	In Q4 2022, retail sales in Italy were 1.38 mmtonnes, a slight increase year-on-year (up 1%) due to higher volumes of gasoline and gasoil. In FY 2022, retail sales amounted to 5.38 mmtonnes, up 5% vs. the full year of 2021.

•	In Q4 2022, wholesale sales in Italy were 1.55 mmtonnes, a slight decrease (down 1%) compared to the same period of 2021, mainly due to lower sales of gasoil and partly offset by higher sales of jet fuel (6.19 mmtonnes in the FY 2022; up 3% from 2021).

•	Sales of chemical products were 0.77 mmtonnes in Q4 2022, down 31% compared to the same period in 2021, impacted by lower demand and competitive pressure due to high energy cost. In FY 2022, sales amounted to 3.75 mmtonnes, down 16% vs. FY 2021.

•	In Q4 2022 cracking margin decreased compared to the same period of 2021. Operating margins on polymers decreased compared to Q4 2021.

Results

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
(591)	Operating profit (loss)	(1,236)	(239)	..	452	45	..
242	Exclusion of inventory holding (gains) losses	730	(321)		(416)	(1,455)
886	Exclusion of special items	884	456		1,892	1,562
537	Adjusted operating profit (loss)	378	(104)	..	1,928	152	..
714	- Refining & Marketing	465	(36)	..	2,182	(46)	..
(177)	- Chemicals	(87)	(68)	(28)	(254)	198	..
(13)	Net finance (expense) income	6	(13)		(36)	(32)
175	Net income (expense) from investments	244	10		637	(4)
144	of which: ADNOC R&GT	228	(31)		568	(76)
(192)	Income taxes	(100)	3		(616)	(54)
507	Adjusted net profit (loss)	528	(104)	..	1,913	62	..
186	Capital expenditure	461	233	98	878	728	21

•	In Q4 2022, the Refining & Marketing business achieved an adjusted operating profit of €465 mln, a significant improvement, up €501 mln, compared to the same period of 2021 (€2,182 mln in the FY 2022, against the loss of €46 mln reported in the FY 2021) due to significantly higher refining margins. The performance was also driven by optimization measures and initiatives to reduce energy costs of industrial processes by replacing natural gas with cheaper alternatives.

•	The Chemicals business, managed by Versalis, in Q4 2022, reported an adjusted operating loss of €87 mln, down €19 mln compared to Q4 2021 in a context of weaker demand and rising expenses mainly due to a large increase in utilities costs indexed to the price of natural gas. These were partly offset by optimization measures intended to reduce natural gas consumption and a reduction in production to compensate the decrease in demand. In the FY 2022, the adjusted operating result was a loss of €254 mln, compared to a profit of €198 mln reported in 2021, which reflected unusual market conditions in the FY 2021 due to the pandemic.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q3			Q4			Full Year
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Plenitude
0.61	Retail and business gas sales	bcm	1.86	2.62	(29)	6.84	7.85	(13)
4.77	Retail and business power sales to end customers	TWh	4.43	4.72	(6)	18.77	16.49	14
9.89	Retail/business customers	mln pod	10.07	10.04	0	10.07	10.04	0
681	Energy production from renewable sources	GWh	652	470	39	2,553	986	159
1.827	Installed capacity from renewables at period end	GW	2.198	1.137	93	2.198	1.137	93
59	of which: - photovoltaic (including installed storage capacity)%		54	49		54	49
41	- wind		46	51		46	51
	Power
5.96	Power sales in the open market	TWh	5.07	7.74	(34)	22.37	28.54	(22)
5.36	Thermoelectric production		4.95	6.36	(22)	21.37	22.31	(4)

•	Retail and business gas sales amounted to 1.86 bcm in the Q4 2022, down 29% compared to the same period in 2021. In Italy retail and business gas sales decreased mainly due to lower volumes sold in the residential segments. Outside Italy, sales were impacted by lower volumes marketed in France. In FY 2022 sales amounted to 6.84 bcm, down 13% from 2021.

•	Retail and business power sales to end customers were 4.43 TWh in the Q4 2022, a decrease compared to the same period of 2021 (-6%). In the FY 2022, sales were 18.77 TWh, up 14% from 2021, benefitting from the growth of activities in Italy and the acquisition of Aldro Energía.

•	Energy production from renewable sources (652 GWh in Q4 2022) were up 182 GWh y-o-y, mainly thanks to the contribution from the acquired assets in operation.

•	As of December 31, 2022, the installed capacity from renewables was 2.2 GW, doubled from December 31, 2021, mainly due to: the completion of the Brazoria photovoltaic plant in the USA, the Cerillares photovoltaic plant in Spain and the Badamsha 2 onshore wind plant in Kazakhstan, as well as the acquisition of Fortore Energia and PLT in Italy, the Corazon photovoltaic plant in the USA and Cuevas assets in Spain.

•	Power sales in the open market were 5.07 TWh in Q4 2022, down 34% year-on-year mainly due to lower volumes marketed to power exchange (22.37 TWh in the FY 2022, representing a reduction of 22% compared to 2021).

Results

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,512	Operating profit (loss)	(4,950)	(532)	(830)	(825)	2,355	(135)
(1,340)	Exclusion of special items	5,068	634		1,440	(1,879)
172	Adjusted operating profit (loss)	118	102	16	615	476	29
16	- Plenitude	78	86	(9)	345	363	(5)
156	- Power	40	16	150	270	113	139
(2)	Net finance (expense) income	(2)	(1)		(11)	(2)
4	Net income (expense) from investments	(8)	(3)		(6)	(3)
(46)	Income taxes	(53)	(44)		(201)	(144)
128	Adjusted net profit (loss)	55	54	2	397	327	21
118	Capital expenditure	191	185	3	631	443	42

•	In Q4 2022, Plenitude reported an adjusted operating profit of €78 mln, a decrease of €8 mln compared to the same period in 2021, due to market trends. In the FY 2022, adjusted operating profit was €345 mln down by 5% from 2021 due to the same drivers noted for the Q4.

•	The Power generation business from gas-fired plants reported an adjusted operating profit of €40 mln in Q4 2022, up €24 mln compared to the same period in 2021, mainly due to a favorable price scenario. In the FY 2022, adjusted operating result was €270 mln, up €157 mln compared to 2021.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
37,302	Sales from operations	31,250	26,766	17	132,237	76,575	73
6,611	Operating profit (loss)	(425)	5,691	(107)	17,508	12,341	42
65	Exclusion of inventory holding (gains) losses	722	(376)		(564)	(1,491)
(904)	Exclusion of special items ⁽ᵃ⁾	3,290	(1,509)		3,447	(1,186)
5,772	Adjusted operating profit (loss)	3,587	3,806	(6)	20,391	9,664	111
	Breakdown by segment:
4,272	Exploration & Production	2,891	3,630	(20)	16,411	9,293	77
1,083	GGP	67	536	(88)	2,067	580	..
537	Refining & Marketing and Chemicals	378	(104)	463	1,928	152	1,168
172	Plenitude & Power	118	102	16	615	476	29
(185)	Corporate and other activities	(141)	(227)	38	(620)	(593)	(5)
(107)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	274	(131)		(10)	(244)
	Utile (perdita) operativo adjusted - continuing operations						#DIV/0!

5,862	Net profit (loss) attributable to Eni’s shareholders	550	3,515	(84)	13,810	5,821	137
52	Exclusion of inventory holding (gains) losses	509	(267)		(401)	(1,060)
(2,184)	Exclusion of special items ⁽ᵃ⁾	1,444	(1,548)		(98)	(431)
3,730	Adjusted net profit (loss) attributable to Eni’s shareholders	2,503	1,700	47	13,311	4,330	207

(a) For further information see table “Breakdown of special items”.

•	In Q4 2022, the Group reported an adjusted operating profit of €3,587 mln, down 6% compared to the Q4 2021 due to lower hydrocarbon production, the reclassification of Azule Energy to associates and reversal in natural gas market trend, partly offset by higher refining margins (13.6 $/barrel vs negative value of comparative period) and various optimizations in the refining business, as well as higher hydrocarbons realizations. These trends were reflected in a decrease in the E&P and GGP businesses (down €1.2 bln overall, compared to the Q4 2021), while the R&M was up by almost €500 mln. In the FY 2022, the Group reported an adjusted operating profit of €20,391 mln, up by €10,727 mln compared to the FY 2021, due to the strong operating performance of E&P driven by higher realizations, continuing optimization at the GGP business by leveraging the flexibility of the gas and LNG portfolio, and due to the R&M business thanks to plant availability and output and cost optimization in a robust margin environment.

•	Adjusted net result was €2,503 mln in Q4 2022, a significant improvement compared to €1,700 mln in the Q4 2021, due to higher results at equity-accounted JVs and associates (up €1,057 mln from the Q4 2021). In the FY 2022 the Group reported an adjusted net result of €13,311 mln, up by €8,981 mln from the FY 2021.

In FY 2022, the Group incurred an adjusted basis income taxes of €8.6 bln, including the UK Energy profit levy of €0.2 bln. Adding the solidarity contribution enacted in Italy and Germany of €1.7 bln, the total accrued fiscal take raised to €10.5 bln, nearly 50% of the Group’s pre-tax profit.

•	Review of the Group’s tax rate: the consolidated adjusted tax rate, not considering the material one-off Italian windfall taxation reported as special items, has stabilized at around 40% in the full year.

Net borrowings and cash flow from operations

Q3		Q4			Full Year
2022	(€ million)	2022	2021	Change	2022	2021	Change
5,883	Net profit (loss)	593	3,520	(2,927)	13,884	5,840	8,044
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
(996)	- depreciation, depletion and amortization and other non monetary items	2,580	2,467	113	4,349	8,568	(4,219)
(15)	- net gains on disposal of assets	(65)	(10)	(55)	(524)	(102)	(422)
3,564	- dividends, interests and taxes	(43)	1,524	(1,567)	8,706	5,334	3,372
(836)	Changes in working capital related to operations	3,405	(592)	3,997	(1,271)	(3,146)	1,875
429	Dividends received by equity investments	811	318	493	1,545	857	688
(2,218)	Taxes paid	(2,611)	(1,231)	(1,380)	(8,493)	(3,726)	(4,767)
(225)	Interests (paid) received	(77)	(161)	84	(736)	(764)	28
5,586	Net cash provided by operating activities	4,593	5,835	(1,242)	17,460	12,861	4,599
(2,099)	Capital expenditure	(2,764)	(1,647)	(1,117)	(8,056)	(5,234)	(2,822)
(978)	Investments	(1,066)	(1,314)	248	(3,311)	(2,738)	(573)
27	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	271	149	122	1,202	404	798
921	Other cash flow related to investing activities	1,184	436	748	2,361	289	2,072
3,457	Free cash flow	2,218	3,459	(1,241)	9,656	5,582	4,074
(294)	Net cash inflow (outflow) related to financial activities	(590)	(3,089)	2,499	786	(4,743)	5,529
(1,278)	Changes in short and long-term financial debt	(585)	1,145	(1,730)	(2,569)	(244)	(2,325)
(211)	Repayment of lease liabilities	(227)	(264)	37	(994)	(939)	(55)
(1,184)	Dividends paid and changes in non-controlling interests and reserves	(1,944)	(319)	(1,625)	(4,841)	(2,780)	(2,061)
	Net issue (repayment) of perpetual hybrid bond	(51)	(51)		(138)	1,924	(2,062)
73	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(136)	13	(149)	16	52	(36)
563	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(1,315)	894	(2,209)	1,916	(1,148)	3,064
5,469	Adjusted net cash before changes in working capital at replacement cost	4,113	4,615	(502)	20,379	12,711	7,668
Q3		Q4			Full Year
2022	(€ million)	2022	2021	Change	2022	2021	Change
3,457	Free cash flow	2,218	3,459	(1,241)	9,656	5,582	4,074
(211)	Repayment of lease liabilities	(227)	(264)	37	(994)	(939)	(55)
(44)	Net borrowings of acquired companies	(374)	(282)	(92)	(506)	(777)	271
(220)	Net borrowings of divested companies	362		362	142		142
(370)	Exchange differences on net borrowings and other changes	(561)	(221)	(340)	(1,353)	(429)	(924)
(1,184)	Dividends paid and changes in non-controlling interest and reserves	(1,944)	(319)	(1,625)	(4,841)	(2,780)	(2,061)
	Net issue (repayment) of perpetual hybrid bond	(51)	(51)		(138)	1,924	(2,062)
1,428	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(577)	2,322	(2,899)	1,966	2,581	(615)
211	Repayment of lease liabilities	227	264	(37)	994	939	55
(395)	Inception of new leases and other changes	(89)	(288)	199	(608)	(1,258)	650
(184)	Change in lease liabilities	138	(24)	162	386	(319)	705
1,244	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(439)	2,298	(2,737)	2,352	2,262	90

Net cash provided by operating activities in Q4 2022 was €4,593 mln, a decrease of €1,242 mln compared to the Q4 2021, due to the derecognition of the Group’s subsidiaries in Angola following the Azule Energy JV start-up and other business trends.

In the FY, net cash provided by operating activities was €17,460 mln, a 36% increase from 2021 due to a better scenario in the upstream segment and a strong contribution from the R&M business.

The outflow relating to the working capital of €1,271 mln was due to the change in the value of inventory holding accounted for under the weighted-average cost method in a rising price environment, the build-up of gas inventories and invoice payments for gas supplies.

The dividends received by investments mainly related to Vår Energi, Nigeria LNG, Azule Energy and ADNOC R&T.

Cash flow from operating activities before changes in working capital at replacement cost was €20,379 mln in the FY and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, provisions for environmental reclamation activities and decommissioning of refinery assets, extraordinary credit losses and other charges/gains, and the fair value of commodity derivatives lacking the formal criteria to be designated as hedges, the Italian windfall tax levied on energy companies for fiscal year 2022, as well as the reclassification as an operating cash flow of a reimbursement of share capital made by an associate.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q3		Q4			Full Year
2022	(€ million)	2022	2021	Change	2022	2021	Change
5,586	Net cash provided by operating activities	4,593	5,835	(1,242)	17,460	12,861	4,599
836	Changes in working capital related to operations	(3,405)	592	(3,997)	1,271	3,146	(1,875)
(1,955)	Exclusion of commodity derivatives	1,083	(1,707)	2,790	(382)	(2,139)	1,757
65	Exclusion of inventory holding (gains) losses	722	(376)	1,098	(564)	(1,491)	927
4,532	Net cash before changes in working capital at replacement cost	2,993	4,344	(1,351)	17,785	12,377	5,408
937	Provisions for extraordinary credit losses and other items	1,120	271	849	2,594	334	2,260
5,469	Adjusted net cash before changes in working capital at replacement cost	4,113	4,615	(502)	20,379	12,711	7,668

Organic capex was €8.24 bln, higher than the comparative period in 2021 (up 41.7%) due to the strong appreciation of the USD against the Euro and the catch-up in activities that were delayed due to the coronavirus pandemic. That amount included the funding of the CFS (Commonwealth Fusion Systems) venture engaged in developing magnetic fusion.

Cash outflows for acquisitions net of divestments were €2.5 bln (including acquired and divested finance debt) and related to the acquisition of a 20% stake in the Dogger Bank C offshore wind project in the North Sea, the 100% stake in SKGR company owner of a portfolio of photovoltaic plants in Greece, renewable capacity in the United States, a 3% interest in the North Field East LNG project in Qatar, the 100% stake in PLT Energia engaged in the renewable business, the Tango FLNG floating liquefaction vessel in Congo, as well as a capital contribution to our joint venture Saipem to support a new industrial plan and a financial restructuring of the investee. These outflows were partly offset by the divestment of a stake of the joint venture Vår Energi (about €0.53 bln) and an equity contribution by an investor in Eni’s subsidiaries operating in the natural gas-fired power generation with recognition of a non-controlling interest (€0.5 bln).

Net financial borrowings before IFRS 16 decreased by around €2 bln due to the net cash provided by operating activities (€17.5 bln), the reimbursement of operating financing receivable by Azule Energy (€1.3 bln), partly offset by capex requirements (€8.2 bln), dividends payments to Eni’s shareholders of €3 bln, a €2.4 bln share buy-back program, the cash outflow related to acquisitions and divestments (€2.5 bln), payments of lease liabilities for €1 bln, the payment of the coupon of perpetual subordinated hybrid bonds (€0.1 bln) and other positive changes for €0.5 bln.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2022	Dec. 31, 2021	Change

Fixed assets
Property, plant and equipment	56,332	56,299	33
Right of use	4,446	4,821	(375)
Intangible assets	5,525	4,799	726
Inventories - Compulsory stock	1,786	1,053	733
Equity-accounted investments and other investments	13,265	7,181	6,084
Receivables and securities held for operating purposes	1,973	1,902	71
Net payables related to capital expenditure	(2,320)	(1,804)	(516)
	81,007	74,251	6,756
Net working capital
Inventories	7,753	6,072	1,681
Trade receivables	16,693	15,524	1,169
Trade payables	(19,615)	(16,795)	(2,820)
Net tax assets (liabilities)	(3,083)	(3,678)	595
Provisions	(15,267)	(13,593)	(1,674)
Other current assets and liabilities	218	(2,258)	2,476
	(13,301)	(14,728)	1,427
Provisions for employee benefits	(786)	(819)	33
Assets held for sale including related liabilities	156	139	17
CAPITAL EMPLOYED, NET	67,076	58,843	8,233

Eni’s shareholders equity	54,634	44,437	10,197
Non-controlling interest	470	82	388
Shareholders’ equity	55,104	44,519	10,585
Net borrowings before lease liabilities ex IFRS 16	7,021	8,987	(1,966)
Lease liabilities	4,951	5,337	(386)
- of which Eni working interest	4,457	3,653	804
- of which Joint operators’ working interest	494	1,684	(1,190)
Net borrowings after lease liabilities ex IFRS 16	11,972	14,324	(2,352)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,076	58,843	8,233
Leverage before lease liabilities ex IFRS 16	0.13	0.20	(0.07)
Leverage after lease liabilities ex IFRS 16	0.22	0.32	(0.10)
Gearing	0.18	0.24	(0.06)

As of December 31, 2022, fixed assets of €81 bln, increased by €6.8 bln from December 31, 2021, mainly due to the exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.067, down 6% compared to 1.133 as of December 31, 2021), acquisitions, expenditures and the entry into service of the FPSO vessel operating Area 1 in Mexico, partly offset by the net effect of the contribution of Angolan subsidiaries in exchange for 50% equity interest in Azule Energy and DD&A, impairment charges and write-offs recorded in the year.

Net working capital (-€13.3 bln) increased by €1.4 bln as a result of increased value of oil and product inventories due to the weighted-average cost method of accounting in an environment of rising prices (up €1.7 bln), as well as by an increase in other current assets and liabilities (up €2.5 bln) due to fair value changes of derivative instruments, partly offset by increased risk provisions (up €1.7 bln) and a lower balance between trade receivables and trade payables (approximately down by €1.6 bln).

Shareholders’ equity (€55.1 bln) increased by €10.6 bln compared to December 31, 2021, due to the net profit for the period (€13.9 bln), positive foreign currency translation differences (about €1.1 bln) reflecting the appreciation of the US dollar vs. the Euro, the positive change in the cash flow hedge reserve of €0.7 bln, partly offset by dividend payments and the share buy-back (€5.4 bln).

Net borrowings1 before lease liabilities as of December 31, 2022, were €7 bln, down approximately €2 bln from December 31, 2021. Leverage2 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.13 on December 31, 2022, lower than December 31, 2021 (0.20).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €3,447 mln and €3,290 mln in the FY and in the Q4 2022, respectively) is as follows:

●	E&P: net charges of €503 mln in the FY (€645 mln in Q4 2022) mainly related to projects write-offs (about €200 mln), asset impairment charges driven by reserve revisions and expenditures updates (€432 mln in the FY), environmental charges (€30 mln in the FY) and provisions for redundancy incentives (€34 mln in the FY).

●	GGP: net gains of €1,667 mln in the FY (net gains of €3,665 mln in the Q4 2022) mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (gains of €1,805 mln and €3,999 mln in the FY and in the Q4 2022, respectively) following a noticeable increase in natural gas prices; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €114 mln and charges of €472 mln in the FY and in the Q4 2022, respectively). The reclassification to adjusted operating profit of the positive balance of €244 mln in the FY (a negative balance of €135 mln in the Q4 2022) related to derivatives used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

●	R&M and Chemicals: net charges of €1,892 mln in the FY 2022 (€884 mln in the Q4 2022) mainly related to environmental provisions (€676 mln and €153 mln in the FY 2022 and Q4 2022, respectively), an approximately €300 mln decommissioning charge relating to certain refinery production units and facilities, impairment losses of chemical plants to reflect a reduced profitability outlook and the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (overall €717 mln and €544 mln in the FY 2022 and Q4 2022, respectively), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charges of €11 mln and a gain of €28 mln in the FY 2022 and Q4 2022, respectively). The reclassification to adjusted operating profit of the negative balance of €33 mln (a positive balance of €42 mln in Q4 2022) related to exchange rate differences and derivatives.

●	Plenitude & Power: net charges of €1,440 mln (charges of €5,068 mln in Q4 2022) including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by high volatility of natural gas prices.

●	Corporate and other activities: net charges of €1,279 mln in the FY 2022 mainly related to environmental provision taken at dismissed Italian industrial hubs, based on management’s accumulate know-how about scale, reach and timing of remediation activities and a stabilized regulatory framework, allowing reliable estimate of the future costs of the reclamation of groundwater.

The other special items in the FY 2022 related to: (i) a gain of €2.5 bln (including the reversal of accumulated exchange rate translation differences) arising in connection with the contribution of Eni’s subsidiaries operating in Angola in exchange for a 50% equity interest in the newly established Azule Energy JV with bp, which has been recognized to the extent that the gain was attributable to the other party to the joint venture based on the provisions of IAS 28; (ii) a gain on the share offering of the Vår Energi investee through an IPO and listing at the Norwegian stock exchange (€0.4 bln); (iii) charges of €0.3 bln relating to the JV Vår Energi, driven by impairment losses and currency translation differences at finance debt denominated in a currency other than the reporting currency for which the cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (iv) a charge of €1.7 bln relating to windfall taxes levied on energy companies; such charge include accrual for the Italian solidarity contribution enacted by Budget Law 2023 computed on 2022 taxable income net of distribution of revaluation reserve.

1 Details on net borrowings are furnished on page 28.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the fourth quarter and the full year of 2022 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the third and fourth quarter of 2022, the full year of 2022 and for the 2021 comparative period. Information on the Company’s financial position relates to end of the periods as of December 31, 2022 and December 31, 2021.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2021 Annual Report on Form 20-F filed with the US SEC on April 8, 2022, which investors are urged to read.

Effective January 1, 2022, Eni has updated the conversion rate of gas produced to 5,263 cubic feet of gas equals 1 barrel of oil (it was 5,310 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 8 kboe/d for the fourth quarter and the full year. For the sake of comparability also production of the first and the second quarter of 2022 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

The all sources reserves replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The reserves replacement ratio (RRR) is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The RRR is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Eni’s results for the full-year 2022 will be updated following issuance of Saipem’s 2022 results.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2022 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Full Year 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	15,908	3,734	452	(825)	(1,899)	138	17,508
Exclusion of inventory holding (gains) losses			(416)			(148)	(564)
Exclusion of special items:
environmental charges	30		962	2	1,062		2,056
impairment losses (impairment reversals), net	432	(12)	717	(37)	40		1,140
impairment of exploration projects	2						2
net gains on disposal of assets	(27)		(10)	1	(5)		(41)
risk provisions	34		52		1		87
provision for redundancy incentives	34	4	46	65	53		202
commodity derivatives		(1,805)	11	1,412			(382)
exchange rate differences and derivatives	(57)	244	(33)	(5)			149
other	55	(98)	147	2	128		234
Special items of operating profit (loss)	503	(1,667)	1,892	1,440	1,279		3,447
Adjusted operating profit (loss)	16,411	2,067	1,928	615	(620)	(10)	20,391
Net finance (expense) income (a)	(319)	(17)	(36)	(11)	(670)		(1,053)
Net income (expense) from investments (a)	2,086	4	637	(6)	(81)		2,640
Income taxes (a)	(7,402)	(1,070)	(616)	(201)	671	6	(8,612)
Tax rate (%)							39.2
Adjusted net profit (loss)	10,776	984	1,913	397	(700)	(4)	13,366
of which:
- Adjusted net profit (loss) of non-controlling interest							55
- Adjusted net profit (loss) attributable to Eni’s shareholders							13,311
Reported net profit (loss) attributable to Eni’s shareholders							13,810
Exclusion of inventory holding (gains) losses							(401)
Exclusion of special items							(98)
Adjusted net profit (loss) attributable to Eni’s shareholders							13,311

(a) Excluding special items.

(€ million)
Full Year 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	10,066	899	45	2,355	(816)	(208)	12,341
Exclusion of inventory holding (gains) losses			(1,455)			(36)	(1,491)
Exclusion of special items:
environmental charges	60		150		61		271
impairment losses (impairment reversals), net	(1,244)	26	1,342	20	23		167
impairment of exploration projects	247						247
net gains on disposal of assets	(77)		(22)	(2)	1		(100)
risk provisions	113		(4)		33		142
provision for redundancy incentives	60	5	42	(5)	91		193
commodity derivatives		(207)	50	(1,982)			(2,139)
exchange rate differences and derivatives	(3)	206	(14)	(6)			183
other	71	(349)	18	96	14		(150)
Special items of operating profit (loss)	(773)	(319)	1,562	(1,879)	223		(1,186)
Adjusted operating profit (loss)	9,293	580	152	476	(593)	(244)	9,664
Net finance (expense) income (a)	(313)	(17)	(32)	(2)	(539)		(903)
Net income (expense) from investments (a)	681		(4)	(3)	(691)		(17)
Income taxes (a)	(4,118)	(394)	(54)	(144)	247	68	(4,395)
Tax rate (%)							50.3
Adjusted net profit (loss)	5,543	169	62	327	(1,576)	(176)	4,349
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni’s shareholders							4,330
Reported net profit (loss) attributable to Eni’s shareholders							5,821
Exclusion of inventory holding (gains) losses							(1,060)
Exclusion of special items							(431)
Adjusted net profit (loss) attributable to Eni’s shareholders							4,330
(a) Excluding special items.

(€ million)
IVQ 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,246	3,732	(1,236)	(4,950)	(499)	282	(425)
Exclusion of inventory holding (gains) losses			730			(8)	722
Exclusion of special items:
environmental charges	15		153	2	178		348
impairment losses (impairment reversals), net	375	(15)	544	(40)	11		875
impairment of exploration projects	2						2
net gains on disposal of assets	(25)		(3)		(4)		(32)
risk provisions	27		52		(3)		76
provision for redundancy incentives	14	1	31	(4)	40		82
commodity derivatives		(3,999)	(28)	5,110			1,083
exchange rate differences and derivatives	(38)	(135)	42	(2)			(133)
other	275	483	93	2	136		989
Special items of operating profit (loss)	645	(3,665)	884	5,068	358		3,290
Adjusted operating profit (loss)	2,891	67	378	118	(141)	274	3,587
Net finance (expense) income (a)	(128)	22	6	(2)	(24)		(126)
Net income (expense) from investments (a)	691	1	244	(8)	(17)		911
Income taxes (a)	(1,598)	(348)	(100)	(53)	330	(76)	(1,845)
Tax rate (%)							42.2
Adjusted net profit (loss)	1,856	(258)	528	55	148	198	2,527
of which:
- Adjusted net profit (loss) of non-controlling interest							24
- Adjusted net profit (loss) attributable to Eni’s shareholders							2,503
Reported net profit (loss) attributable to Eni’s shareholders							550
Exclusion of inventory holding (gains) losses							509
Exclusion of special items							1,444
Adjusted net profit (loss) attributable to Eni’s shareholders							2,503
(a) Excluding special items.

(€ million)
IVQ 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	4,066	2,864	(239)	(532)	(392)	(76)	5,691
Exclusion of inventory holding (gains) losses			(321)			(55)	(376)
Exclusion of special items:
environmental charges	41		71		56		168
impairment losses (impairment reversals), net	(871)	26	303	20	11		(511)
impairment of exploration projects	225						225
net gains on disposal of assets	(2)		(5)	(1)			(8)
risk provisions	16				25		41
provision for redundancy incentives	41	3	19	(6)	61		118
commodity derivatives		(2,342)	19	616			(1,707)
exchange rate differences and derivatives	(9)	52	(6)	(1)			36
other	123	(67)	55	6	12		129
Special items of operating profit (loss)	(436)	(2,328)	456	634	165		(1,509)
Adjusted operating profit (loss)	3,630	536	(104)	102	(227)	(131)	3,806
Net finance (expense) income (a)	(47)	(6)	(13)	(1)	(134)		(201)
Net income (expense) from investments (a)	253	2	10	(3)	(408)		(146)
Income taxes (a)	(1,578)	(365)	3	(44)	194	36	(1,754)
Tax rate (%)							50.7
Adjusted net profit (loss)	2,258	167	(104)	54	(575)	(95)	1,705
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni’s shareholders							1,700
Reported net profit (loss) attributable to Eni’s shareholders							3,515
Exclusion of inventory holding (gains) losses							(267)
Exclusion of special items							(1,548)
Adjusted net profit (loss) attributable to Eni’s shareholders							1,700
(a) Excluding special items.

(€ million)
IIIQ 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	4,539	2,062	(591)	1,512	(981)	70	6,611
Exclusion of inventory holding (gains) losses			242			(177)	65
Exclusion of special items:
environmental charges	13		685		786		1,484
impairment losses (impairment reversals), net	14		70		6		90
impairment of exploration projects
net gains on disposal of assets				1	(1)
risk provisions					(1)		(1)
provision for redundancy incentives	3		5		6		14
commodity derivatives		(680)	66	(1,341)			(1,955)
exchange rate differences and derivatives	(5)	231	(34)				192
other	(292)	(530)	94				(728)
Special items of operating profit (loss)	(267)	(979)	886	(1,340)	796		(904)
Adjusted operating profit (loss)	4,272	1,083	537	172	(185)	(107)	5,772
Net finance (expense) income (a)	(76)	(19)	(13)	(2)	(198)		(308)
Net income (expense) from investments (a)	511	1	175	4	(4)		687
Income taxes (a)	(1,935)	(421)	(192)	(46)	163	31	(2,400)
Tax rate (%)							39.0
Adjusted net profit (loss)	2,772	644	507	128	(224)	(76)	3,751
of which:
- Adjusted net profit (loss) of non-controlling interest							21
- Adjusted net profit (loss) attributable to Eni’s shareholders							3,730
Reported net profit (loss) attributable to Eni’s shareholders							5,862
Exclusion of inventory holding (gains) losses							52
Exclusion of special items							(2,184)
Adjusted net profit (loss) attributable to Eni’s shareholders							3,730
(a) Excluding special items.

Breakdown of special items

Q3		Q4		Full Year
2022	(€ million)	2022	2021	2022	2021
1,484	Environmental charges	348	168	2,056	271
90	Impairment losses (impairment reversals), net	875	(511)	1,140	167
	Impairment of exploration projects	2	225	2	247
	Net gains on disposal of assets	(32)	(8)	(41)	(100)
(1)	Risk provisions	76	41	87	142
14	Provisions for redundancy incentives	82	118	202	193
(1,955)	Commodity derivatives	1,083	(1,707)	(382)	(2,139)
192	Exchange rate differences and derivatives	(133)	36	149	183
(728)	Other	989	129	234	(150)
(904)	Special items of operating profit (loss)	3,290	(1,509)	3,447	(1,186)
(147)	Net finance (income) expense	111	(27)	(127)	(115)
	of which:
(192)	- exchange rate differences and derivatives reclassified to operating profit (loss)	133	(36)	(149)	(183)
(2,166)	Net income (expense) from investments	(211)	399	(2,844)	851
	of which:
(2,445)	- impairment/revaluation of equity investments		399		851
(12)	- gain on the divestment of Vår Energi	(4)		(448)
(2,445)	- net gains on the divestment of Angolan assets	(97)		(2,542)
1,033	Income taxes	(1,765)	(411)	(593)	19
(2,184)	Total special items of net profit (loss)	1,425	(1,548)	(117)	(431)

	attributable to:
(2,184)	- Eni’s shareholders	1,444	(1,548)	(98)	(431)
	- Non-controlling interest	(19)		(19)

Profit and loss reconciliation GAAP vs Non-GAAP

IVQ					2022	Full Year
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

(425)	722	3,423	(133)	3,587	Operating profit	17,508	(564)	3,298	149	20,391
(237)		(22)	133	(126)	Finance income (expense)	(926)		22	(149)	(1,053)
1,122		(211)		911	Income (expense) from investments	5,484		(2,844)		2,640
295		(124)		171	. Vår Energi	691		260		951
281				281	. Azule	455				455
105		123		228	. Adnoc R&T	529		39		568
133	(213)	(1,765)		(1,845)	Income taxes	(8,182)	163	(593)		(8,612)
593	509	1,425		2,527	Net profit	13,884	(401)	(117)		13,366
43		(19)		24	- Non-controlling interest	74		(19)		55
550				2,503	Net profit attributable to Eni’s shareholders	13,810				13,311

IVQ					2021	Full Year
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

5,691	(376)	(1,545)	36	3,806	Operating profit	12,341	(1,491)	(1,369)	183	9,664
(174)		9	(36)	(201)	Finance income (expense)	(788)		68	(183)	(903)
(545)		399		(146)	Income (expense) from investments	(868)		851		(17)
196		(35)		161	. Vår Energi	20		405		425
(385)		354		(31)	. Adnoc R&T	(320)		244		(76)
(1,452)	109	(411)		(1,754)	Income taxes	(4,845)	431	19		(4,395)
3,520	(267)	(1,548)		1,705	Net profit	5,840	(1,060)	(431)		4,349
5				5	- Non-controlling interest	19				19
3,515				1,700	Net profit attributable to Eni’s shareholders	5,821				4,330

	IIIQ 2022
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	6,611	65	(1,096)	192	5,772
Finance income (expense)	(161)		45	(192)	(308)
Income (expense) from investments	2,853		(2,166)		687
. Vår Energi	102		223		325
. Azule	174				174
. Adnoc R&T	85		59		144
Income taxes	(3,420)	(13)	1,033		(2,400)
Net profit	5,883	52	(2,184)		3,751
- Non-controlling interest	21				21
Net profit attributable to Eni’s shareholders	5,862				3,730

Analysis of Profit and Loss account items

Sales from operations

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
7,676	Exploration & Production	7,328	7,273	1	31,200	21,742	44
14,905	Global Gas & LNG Portfolio	10,745	10,213	5	48,487	20,843	..
14,757	Refining & Marketing and Chemicals	14,488	12,426	17	58,930	40,374	46
6,085	Plenitude & Power	4,902	4,051	21	20,954	11,187	87
428	Corporate and other activities	591	481	23	1,879	1,698	11
(6,549)	Consolidation adjustments	(6,804)	(7,678)		(29,213)	(19,269)
37,302		31,250	26,766	17	132,237	76,575	73

Operating expenses

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
27,395	Purchases, services and other	27,979	19,624	43	102,256	55,549	84
(281)	Impairment losses (impairment reversals) of trade and other receivables, net	69	113	(39)	(47)	279	..
650	Payroll and related costs	817	769	6	3,015	2,888	4
14	of which: provision for redundancy incentives and other	82	118		202	193
27,764		28,865	20,506	41	105,224	58,716	79

DD&A, impairments, reversals and write-off

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,423	Exploration & Production	1,784	1,663	7	6,018	5,976	1
55	Global Gas & LNG Portfolio	58	57	2	217	174	25
127	Refining & Marketing and Chemicals	129	128	1	506	512	(1)
89	Plenitude & Power	96	85	13	358	286	25
34	Corporate and other activities	37	38	(3)	139	148	(6)
(9)	Impact of unrealized intragroup profit elimination	(8)	(9)		(33)	(33)
1,719	Total depreciation, depletion and amortization	2,096	1,962	7	7,205	7,063
90	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	875	(511)	..	1,140	167	..
1,809	Depreciation, depletion, amortization, impairments and reversals	2,971	1,451	..	8,345	7,230	15
52	Write-off of tangible and intangible assets	500	288	74	599	387
1,861		3,471	1,739	100	8,944	7,617	17

Income (expense) from investments

(€ million)
Full Year 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	1,526	4	446	(20)	(95)	1,861
Dividends	269		82			351
Net gains (losses) on disposals	448		3	30	2	483
Other income (expense), net	2,615		102	77	(5)	2,789
	4,858	4	633	87	(98)	5,484

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2022	Change	(€ million)	Dec. 31, 2022	Dec. 31, 2021	Change
27,313	(396)	Total debt	26,917	27,794	(877)
7,468	75	- Short-term debt	7,543	4,080	3,463
19,845	(471)	- Long-term debt	19,374	23,714	(4,340)
(11,480)	1,325	Cash and cash equivalents	(10,155)	(8,254)	(1,901)
(6,752)	(1,499)	Financial assets measured at fair value through profit or loss	(8,251)	(6,301)	(1,950)
(2,637)	1,147	Financing receivables held for non-operating purposes	(1,490)	(4,252)	2,762
6,444	577	Net borrowings before lease liabilities ex IFRS 16	7,021	8,987	(1,966)
5,089	(138)	Lease Liabilities	4,951	5,337	(386)
4,555	(98)	- of which Eni working interest	4,457	3,653	804
534	(40)	- of which Joint operators’ working interest	494	1,684	(1,190)
11,533	439	Net borrowings after lease liabilities ex IFRS 16	11,972	14,324	(2,352)
57,845	(2,741)	Shareholders’ equity including non-controlling interest	55,104	44,519	10,585
0.11	0.02	Leverage before lease liability ex IFRS 16	0.13	0.20	(0.07)
0.20	0.02	Leverage after lease liability ex IFRS 16	0.22	0.32	(0.10)

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators’ working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	11,972	494	11,478

Shareholders’ equity including non-controlling interest	55,104		55,104

Pro-forma leverage	0.22		0.21

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Dec. 31, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	10,155	8,254
Financial assets measured at fair value through profit or loss	8,251	6,301
Other financial assets	1,504	4,308
Trade and other receivables	20,924	18,850
Inventories	7,753	6,072
Income tax assets	608	195
Other assets	12,823	13,634
	62,018	57,614
Non-current assets
Property, plant and equipment	56,332	56,299
Right of use assets	4,446	4,821
Intangible assets	5,525	4,799
Inventory - compulsory stock	1,786	1,053
Equity-accounted investments	12,063	5,887
Other investments	1,202	1,294
Other financial assets	1,967	1,885
Deferred tax assets	3,735	2,713
Income tax assets	114	108
Other assets	2,271	1,029
	89,441	79,888
Assets held for sale	264	263
TOTAL ASSETS	151,723	137,765
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,446	2,299
Current portion of long-term debt	3,097	1,781
Current portion of long-term lease liabilities	884	948
Trade and other payables	25,797	21,720
Income taxes payable	1,657	648
Other liabilities	12,519	15,756
	48,400	43,152
Non-current liabilities
Long-term debt	19,374	23,714
Long-term lease liabilities	4,067	4,389
Provisions for contingencies	15,267	13,593
Provisions for employee benefits	786	819
Deferred tax liabilities	5,094	4,835
Income taxes payable	253	374
Other liabilities	3,270	2,246
	48,111	49,970
Liabilities directly associated with assets held for sale	108	124
TOTAL LIABILITIES	96,619	93,246
Share capital	4,005	4,005
Retained earnings	23,257	22,750
Cumulative currency translation differences	7,646	6,530
Other reserves and equity instruments	8,853	6,289
Treasury shares	(2,937)	(958)
Net profit (loss)	13,810	5,821
Total Eni shareholders’ equity	54,634	44,437
Non-controlling interest	470	82
TOTAL SHAREHOLDERS’ EQUITY	55,104	44,519
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	151,723	137,765

GROUP PROFIT AND LOSS ACCOUNT

Q3		Q4		Full Year
2022	(€ million)	2022	2021	2022	2021
37,302	Sales from operations	31,250	26,766	132,237	76,575
267	Other income and revenues	290	312	1,175	1,196
37,569	Total revenues	31,540	27,078	133,412	77,771
(27,395)	Purchases, services and other	(27,979)	(19,624)	(102,256)	(55,549)
281	Impairment reversals (impairment losses) of trade and other receivables, net	(69)	(113)	47	(279)
(650)	Payroll and related costs	(817)	(769)	(3,015)	(2,888)
(1,333)	Other operating (expense) income	371	858	(1,736)	903
(1,719)	Depreciation, Depletion and Amortization	(2,096)	(1,962)	(7,205)	(7,063)
(90)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(875)	511	(1,140)	(167)
(52)	Write-off of tangible and intangible assets	(500)	(288)	(599)	(387)
6,611	OPERATING PROFIT (LOSS)	(425)	5,691	17,508	12,341
2,618	Finance income	2,375	1,035	8,449	3,723
(2,926)	Finance expense	(2,602)	(1,168)	(9,333)	(4,216)
(21)	Net finance income (expense) from financial assets measured at fair value through profit or loss	57	(10)	(55)	11
168	Derivative financial instruments	(67)	(31)	13	(306)
(161)	FINANCE INCOME (EXPENSE)	(237)	(174)	(926)	(788)
326	Share of profit (loss) of equity-accounted investments	685	(667)	1,861	(1,091)
2,527	Other gain (loss) from investments	437	122	3,623	223
2,853	INCOME (EXPENSE) FROM INVESTMENTS	1,122	(545)	5,484	(868)
9,303	PROFIT (LOSS) BEFORE INCOME TAXES	460	4,972	22,066	10,685
(3,420)	Income taxes	133	(1,452)	(8,182)	(4,845)
5,883	Net profit (loss)	593	3,520	13,884	5,840
	attributable to:
5,862	- Eni’s shareholders	550	3,515	13,810	5,821
21	- Non-controlling interest	43	5	74	19

	Earnings per share (€ per share)
1.66	- basic	0.19	0.98	3.93	1.61
1.67	- diluted	0.19	0.97	3.93	1.60
	Weighted average number of shares outstanding (million)
3,487.8	- basic	3,371.9	3,548.9	3,483.6	3,566.0
3,493.6	- diluted	3,378.2	3,556.5	3,490.0	3,573.6

COMPREHENSIVE INCOME (LOSS)

	Q4		Full Year
(€ million)	2022	2021	2022	2021
Net profit (loss)	593	3,520	13,884	5,840

Items that are not reclassified to profit or loss in later periods	(80)	132	14	149
Remeasurements of defined benefit plans	(10)	119	60	119

Share of other comprehensive income on equity accounted entities	1		2	2

Change in the fair value of interests with effects on other comprehensive income	(81)	90	(43)	105

Taxation	10	(77)	(5)	(77)

Items that may be reclassified to profit in later periods	(1,446)	916	1,695	1,902
Currency translation differences	(5,013)	845	1,117	2,828

Change in the fair value of cash flow hedging derivatives	4,947	72	696	(1,264)

Share of other comprehensive income on equity-accounted entities	86	20	119	(34)

Taxation	(1,466)	(21)	(237)	372

Total other items of comprehensive income (loss)	(1,526)	1,048	1,709	2,051
Total comprehensive income (loss)	(933)	4,568	15,593	7,891
attributable to:
- Eni’s shareholders	(973)	4,563	15,517	7,872
- Non-controlling interest	40	5	76	19

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders’ equity at January 1, 2021		37,493
Total comprehensive income (loss)	7,891
Dividends paid to Eni’s shareholders	(2,390)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(61)
Buy-back program	(400)
Costs for the issue of perpetual subordinated bonds	(15)
Other changes	6
Total changes		7,026
Shareholders’ equity at December 31, 2021		44,519
attributable to:
- Eni’s shareholders		44,437
- Non-controlling interest		82

Shareholders’ equity at January 1, 2022		44,519
Total comprehensive income (loss)	15,593
Dividends paid to Eni’s shareholders	(3,022)
Dividends distributed by consolidated subsidiaries	(60)
Coupon of perpetual subordinated bonds	(138)
EniPower operation	542
Net purchase of treasury shares	(2,400)
Taxes on hybrid bond coupon	44
Other changes	26
Total changes		10,585
Shareholders’ equity at December 31, 2022		55,104
attributable to:
- Eni’s shareholders		54,634
- Non-controlling interest		470

GROUP CASH FLOW STATEMENT

Q3		Q4		Full Year
2022	(€ million)	2022	2021	2022	2021
5,883	Net profit (loss)	593	3,520	13,884	5,840

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,719	Depreciation, depletion and amortization	2,096	1,962	7,205	7,063

90	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	875	(511)	1,140	167

52	Write-off of tangible and intangible assets	500	288	599	387
(326)	Share of (profit) loss of equity-accounted investments	(685)	667	(1,861)	1,091
(15)	Gains on disposal of assets, net	(65)	(10)	(524)	(102)
(66)	Dividend income	(134)	(110)	(351)	(230)
(60)	Interest income	(49)	(18)	(158)	(75)
270	Interest expense	273	200	1,033	794
3,420	Income taxes	(133)	1,452	8,182	4,845
(2,479)	Other changes	(242)	(9)	(2,773)	(194)
(836)	Cash flow from changes in working capital	3,405	(592)	(1,271)	(3,146)
(1,658)	- inventories	2,159	(410)	(2,572)	(2,033)
(1,170)	- trade receivables	145	(4,933)	(1,172)	(7,888)
1,393	- trade payables	1,624	5,073	2,372	7,744
1,211	- provisions for contingencies	709	(151)	2,028	(406)
(612)	- other assets and liabilities	(1,232)	(171)	(1,927)	(563)
(52)	Net change in the provisions for employee benefits	36	70	39	54
429	Dividends received	811	318	1,545	857
16	Interest received	86	8	115	28
(241)	Interest paid	(163)	(169)	(851)	(792)
(2,218)	Income taxes paid, net of tax receivables received	(2,611)	(1,231)	(8,493)	(3,726)
5,586	Net cash provided by operating activities	4,593	5,835	17,460	12,861
(3,160)	Cash flow from investing activities	(3,324)	(2,559)	(10,793)	(7,815)
(2,031)	- tangible assets	(2,597)	(1,541)	(7,700)	(4,950)
	- prepaid right of use	(3)		(3)	(2)
(68)	- intangible assets	(167)	(106)	(356)	(284)
(723)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(744)	(1,145)	(1,637)	(1,901)
(255)	- investments	(322)	(169)	(1,674)	(837)
(85)	- securities and financing receivables held for operating purposes	(119)	(49)	(350)	(227)
2	- change in payables in relation to investing activities	628	451	927	386
1,031	Cash flow from disposals	949	183	2,989	536
23	- tangible assets	119	16	149	207
	- intangible assets	5		17	1
(36)	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(28)		(60)	76
	- tax on disposals				(35)
40	- investments	175	133	1,096	155
52	- securities and financing receivables held for operating purposes	351	30	483	141
952	- change in receivables in relation to disposals	327	4	1,304	(9)
(294)	Net change in receivables and securities not held for operating purposes	(590)	(3,089)	786	(4,743)
(2,423)	Net cash used in investing activities	(2,965)	(5,465)	(7,018)	(12,022)

GROUP CASH FLOW STATEMENT (continued)

Q3		Q4		Full Year
2022	(€ million)	2022	2021	2022	2021
2	Increase in long-term debt	(1)	2,205	130	3,556
(94)	Payment of long-term debt	(286)	(912)	(4,074)	(2,890)
(211)	Payment of lease liabilities	(227)	(264)	(994)	(939)
(1,186)	Increase (decrease) in short-term financial debt	(298)	(148)	1,375	(910)
(751)	Dividends paid to Eni’s shareholders	(738)	(8)	(3,009)	(2,358)
	Dividends paid to non-controlling interests	(47)		(60)	(5)
1	Capital issuance from non-controlling interest	71		92
547	Disposal (acquisition) of additional interests in consolidated subsidiaries	(6)	(13)	536	(17)
(981)	Net purchase of treasury shares	(1,224)	(298)	(2,400)	(400)
	Issue of perpetual subordinated bonds				1,985
	Coupon of perpetual subordinated bonds	(51)	(51)	(138)	(61)
(2,673)	Net cash used in financing activities	(2,807)	511	(8,542)	(2,039)
73	Effect of exchange rate changes on cash and cash equivalents and other changes	(136)	13	16	52
563	Net increase (decrease) in cash and cash equivalents	(1,315)	894	1,916	(1,148)
10,933	Cash and cash equivalents - beginning of the period	11,496	7,371	8,265	9,413
11,496	Cash and cash equivalents - end of the period	10,181	8,265	10,181	8,265

Capital expenditure

Q3		Q4			Full Year
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,770	Exploration & Production	2,041	1,154	77	6,362	3,861	65
118	of which: - acquisition of proved and unproved properties	(11)	4	..	260	17	..
138	- exploration	285	85	..	708	391	81
1,490	- oil & gas development	1,704	1,029	66	5,238	3,364	56
5	Global Gas & LNG Portfolio	9	3	..	23	19	..
186	Refining & Marketing and Chemicals	461	233	98	878	728	21
135	- Refining & Marketing	317	184	72	623	538	16
51	- Chemicals	144	49	..	255	190	34
118	Plenitude & Power	191	185	3	631	443	42
96	- Plenitude	127	146	(13)	481	366	31
22	- Power	64	39	64	150	77	95
23	Corporate and other activities	62	72	(14)	166	187	(11)
(3)	Impact of unrealized intragroup profit elimination				(4)	(4)
2,099	Capital expenditure	2,764	1,647	68	8,056	5,234	54

In the FY 2022, capital expenditure amounted to €8,056 mln (€5,234 mln in the FY 2021), increasing by 54% y-o-y, and mainly related to:

- oil and gas development activities (€5,238 mln) mainly in Egypt, Ivory Coast, Congo, the United Arab Emirates, Mexico, Iraq, Italy and Algeria;

- refining activity in Italy and outside Italy (€491 mln) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€132 mln) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€481 mln) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Sustainability performance

		Full Year
		2022	2021
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.41	0.34

Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	39.4	40.1

Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂ eq./kboe)	20.6	20.2

Direct methane emissions (Scope 1)	(ktonnes CH₄)	49.6	54.5

Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	1.1	1.2

Volume of operational oil spills (>1 barrel)	(kbbl)	1.04	1.36

Re-injected production water	(%)	59	58

KPIs refer to 100% of the operated assets.

• TRIR (Total recordable injury rate) of the workforce amounted to 0.41, an increase compared to 2021, driven by higher injury events occurred to the contractors, mainly in the upstream business. When compared to 2014, the rate reported an improvement of 42%.

• Direct GHG emissions (Scope 1) amounted to 39.4 million tonnes of CO2eq, representing a slight decrease compared to 2021, mainly due to lower emissions in the upstream, power and chemical businesses, partially offset by the increase in the gas transport and liquefaction segment.

• Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): 20.6 tons of CO2eq/kboe, a slight increase compared to 2021 due to lower production.

• Direct methane emissions (Scope 1) were in reduction compared to 2021, thanks to the continuous monitoring and maintenance campaigns of fugitive emissions.

• Volumes of hydrocarbon sent to routing flaring reported a reduction compared to 2021, mainly thanks to the launch of flaring down projects in Nigeria and a gas valorization initiative in Egypt.

• Volume of operational oil spills: decreased by over 20% from 2021 benefitting from the proprietary technology applied by the R&M logistic business and in the upstream business. Volume of oil spills from sabotage increased compared to 2021, due to higher oil thefts recorded in Nigeria.

• Re-injected production water is substantially in line compared to 2021.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q3			Q4		Full Year
2022			2022	2021	2022	2021
81	Italy	(kboe/d)	80	87	82	83
181	Rest of Europe		182	228	189	213
268	North Africa		291	264	267	262
343	Egypt		328	348	346	360
316	Sub-Saharan Africa		273	321	289	310
81	Kazakhstan		150	165	126	146
171	Rest of Asia		171	190	174	177
127	Americas		135	119	127	115
10	Australia and Oceania		7	15	10	16
1,578	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾		1,617	1,737	1,610	1,682
277	- of which Joint Ventures and associates		314	260	260	242
128	Production sold ⁽ᵃ⁾	(mmboe)	134	149	532	567

PRODUCTION OF LIQUIDS BY REGION

Q3			Q4		Full Year
2022			2022	2021	2022	2021
35	Italy	(kbbl/d)	35	39	36	36
106	Rest of Europe		106	136	109	130
124	North Africa		136	121	125	126
74	Egypt		76	81	77	82
173	Sub-Saharan Africa		166	217	175	201
53	Kazakhstan		111	118	88	102
80	Rest of Asia		78	85	78	80
62	Americas		68	55	63	56
-	Australia and Oceania		-	-	-	-
707	Production of liquids		776	852	751	813
146	- of which Joint Ventures and associates		176	124	132	119

PRODUCTION OF NATURAL GAS BY REGION

Q3			Q4		Full Year
2022			2022	2021	2022	2021
243	Italy	(mmcf/d)	236	255	242	251
396	Rest of Europe		400	489	420	442
757	North Africa		816	757	752	723
1,418	Egypt		1,331	1,414	1,413	1,475
752	Sub-Saharan Africa		565	553	598	575
148	Kazakhstan		204	249	199	233
476	Rest of Asia		490	562	507	517
340	Americas		350	342	340	312
53	Australia and Oceania		34	79	52	85
4,583	Production of natural gas		4,426	4,700	4,523	4,613
686	- of which Joint Ventures and associates		723	720	674	651

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (139 and 121 kboe/d in the fourth quarter of 2022 and 2021, respectively, 124 and 116 kboe/d in the full year of 2022 and 2021, respectively, and 121 kboe/d in the third quarter of 2022).

 PRICE SENSITIVE

ENI CAPITAL MARKETS UPDATE

Strategic plan 2023-2026

•	The 2023-2026 Plan presented today builds on Eni’s track-record of operating and financial performance and focusses on:

o	energy security and affordability through geographical and technological diversification;
o	emissions reduction;
o	leveraging technology for today and for breakthrough opportunities;
o	delivering value for our shareholders.

•	Eni confirms Scope 1, 2 and 3 emissions reduction targets versus 2018: 35% by 2030; 80% by 2040; and net zero by 2050.
•	Upstream production is expected to grow by a 3-4% CAGR through 2026, then plateau to 2030. Gas share of production will rise to 60% by 2030. Upstream net zero Scope 1 + 2 target by 2030 is confirmed.
•	Eni is securing gas supplies for its customers via a more diversified, flexible and integrated portfolio, and it expects to grow contracted LNG to over 18 MTPA by 2026, double that of 2022. The Company is raising the profit outlook for its re-shaped GGP business.
•	Eni is accelerating its ambition in biorefining, raising the target for Eni Sustainable Mobility to over 3 MTPA capacity by 2025 and over 5 MTPA by 2030. Pro-forma EBIT guidance for Downstream is raised to reflect this better outlook in ESM and the performance improvement very evident across our R&M business in 2022. Versalis’ transformation into a fully specialized and sustainable chemical company will move it to sustained profitability in the Plan period.

•	Eni sees Plenitude renewable generating capacity growing to over 7 GW by 2026 and over 15 GW by 2030. The Company targets to more than double its charging points by 2026 and Plenitude’s EBITDA is also expected to rise by 3 times by that date versus 2022.
•	At Eni Plan scenario, the Company will generate CFFO before working capital of over €17 billion in 2023 and over €69 billion over the Plan, a 25% increase in 2026 versus 2023 in a constant 2023 scenario. This organically funds investment and enhanced shareholder distributions while maintaining leverage in a 10-20% range
•	Underlying capex in the plan is 15% higher (vs the previous plan) in USD terms mainly as a result of incorporating new or larger identified, high quality opportunities
•	Shareholder remuneration policy is simplified and enhanced with 25-30% of CFFO to be distributed in dividends and buybacks. The proposed 2023 dividend is raised by 7% to €0.94 per share, and share buyback set at €2.2bn.

“The Plan presented today confirms the strength and effectiveness of our strategy. In 2014 we undertook an industrial and financial transformation path which progressively enabled us to create value even in difficult scenarios, delivering security of supplies and environmental sustainability. We have been focussing our exploration and production strategy mainly on gas, leveraging our own production and diversifying our investments across different countries. This has enabled us to put in place our Plan aimed at replacing 20 billion cubic meters of Russian gas by 2025. We have been transforming our downstream platform and invested in technology to create and grow our transition businesses aiming at net zero Scope 1, 2 and 3 emissions. This enables us today to fully confirm our decarbonization targets despite the current energy security scenario and the need to respond to a strong demand for traditional sources. Today we can clearly outline how the Company will be in 2030: our Upstream operations will no longer produce net emissions; our hydrocarbon production will be composed mainly by gas; our biofuel capacity will exceed 5 million tonnes per year; our renewable energy capacity will be more than 15 GW. And our investments in the most revolutionary technology linked to the energy transition - the magnetic confinement fusion - will be about to result in the first industrial plant.

Finally, we have deeply strengthened the Company from a financial point of view through optimization and rationalization of expenditures, and this allows us today to present our strong financial goals: a significant CFFO generated both from our traditional activities and with the contribution of transition-related businesses; a satellite business model which allows us to enhance the value of our businesses while freeing up additional resources for investment in transition; and a very low debt level. Our financial robustness enables us today to create increasing value for our shareholders and to enhance the remuneration policy”

Claudio Descalzi, Eni CEO

Rome, 23 February 2023 – Claudio Descalzi, Chief Executive Officer of Eni, today presented the Company’s Strategic Plan for 2023-2026.

Eni’s strategy aims to meet each of the essential pillars of the energy trilemma, achieving environmental sustainability side-by-side with energy security and affordability. This means geographical and technological diversification of energy sources, creating a different energy mix while also maintaining a strong focus on value creation for shareholders.

The Company is pursuing these objectives by continuing:

•	To develop new gas resources, diversifying geographical presence, leveraging on Eni high performing exploration and fast-track development approach, improving returns and reducing emissions.
•	To focus on new technologies and their fast-track development, both to create a diversified energy mix for the energy transition and to support the energy security, continuing to create value, while also pursuing breakthrough opportunities.
•	To remain agile and innovative, for example in the development of the satellite model with dedicated entities capable of independently accessing capital markets to fund their growth and reveal the real value of each business (Plenitude, Sustainable Mobility, Var Energi, Azule Energy).

NATURAL RESOURCES

Eni Natural Resources division will deliver superior returns, accretive growth and falling emissions, driven by the Company’s leading exploration and integrated fast-track projects.

Eni mid-stream gas has proved its resilience and will increasingly benefit from its re-shaped business with higher levels of equity gas supply.

Eni continues to meet the emissions reduction challenge in its own operations, building a new carbon capture business and integrating with its biorefining by developing its innovative agri-hub network.

•	Production: growing at average of 3-4% over the 4-year Plan period and then plateau to 2030; progressively increasing the share of gas in the portfolio to 60% by 2030.

•	Upstream net carbon footprint (Scope 1+2): -65% by 2025 vs 2018, confirming on track for net zero by 2030.

•	Methane emissions: remain committed to keeping Upstream intensity well below 0.2% and will set a new emissions reduction target after completing a measurement campaign on operated assets later this year.

•	Exploration: 2.2 billion boe of new resources in the 4-year Plan, of which 60% gas; UEC of around $1.5/boe.

•	Upstream Capex: €6-6.5 billion on average per year during the Plan period.

•	Upstream organic FCF per barrel will growth by 20% in 2026 vs 2023 at constant scenario.

•	Cumulative GGP Ebit at over €4 billion in the Plan and between €1.7- €2.2 billion in 2023.

•	CCS: 30 MPTA of carbon gross volume stored by 2030.

•	Agri-feedstock: over 700,000 tonnes in 2026 supplying Eni’s biorefineries.

During the plan Eni will approve a number of high quality FIDs including the A/E Structures in Libya, Hail & Ghasha and expansions of Lower Zakum in the UAE plus Ivory Coast, Kazakhstan, Angola and possible new activities in the Eastern Mediterranean.

At the same time, in 2023, Eni will start-up the first phases of Baleine in Ivory Coast and Congo LNG, start-ups in Egypt, UAE and Norway and the continuing development programme in Algeria, while in 2024 there will be start-ups in Italy, Egypt, Ivory Coast Phase 2, Kazakhstan and Norway.

As result Eni expects a production growth CAGR of 3-4% over the 4-year plan period. By 2026 the Company will have added around 800,000 boed from start-ups and ramp-ups with high returns, short paybacks and leading unitary costs.

Eni will continue to focus on fast time to market projects leveraging on the high quality portfolio, confirmed by the low technical cost and high cash flow per barrel, at the top for the industry; Capex will be €6-6.5 billion on average per year during the plan period.

Eni continues to follow its dual exploration model, and it targets exploration with high levels of equity participation, in areas with existing activity and infrastructure such as North Africa, West Africa and the UAE – around 90% of its spend, supporting its track-record of leading value creation.

Eni will invest €2.1 billion over the next 4-year period, targeting 2.2 billion barrels of oil equivalent at around $1.50/boe of exploration cost, targeting 60% of discoveries to be gas.

The great attention on the Company’s value growth will also deliver a decrease in Eni’s Scope 1 & 2 net carbon footprint by 65% by 2025 versus 2018, on track to its 2030 net zero emission target.

In GGP, Eni confirms it will fully replace Russian gas volumes by 2025, leveraging the strong relationships with producing countries and its fast track development approach to ramp up volumes from Algeria, Egypt, Mozambique, Congo LNG, and Qatar.

Contractual LNG volumes are expected to exceed 18 MTPA by 2026 (9 MTPA in 2022).

Eni expects GGP to generate 4 year Ebit totalling above €4 billion, higher than in the previous plan, leveraging on a more diversified and flexible portfolio, and a larger equity component. This outcome incorporates Eni’s assumption of normalizing gas markets over the plan while the Company expects to generate an EBIT of between €1.7-€2.2bn in 2023.

CCS will contribute to cut Eni’s own net emissions and also to provide a solution for other hard to abate emitters beyond the energy sector. The Company has material projects under development using depleted reservoirs, existing infrastructures and well-defined economics. One of the most advanced, Hynet, based around Liverpool Bay, is on track to start-up in 2025 with an initial 4.5 million tonnes per year storage capacity. Ravenna Phase 1, recently brought into development, will start-up in early-2024. Eni is also advancing a second UK project, using its depleted Hewett field aimed at decarbonising the Bacton and Thames Estuary areas, potentially ready by 2027, and also pursuing opportunities in North Africa and the Middle East.

ENERGY EVOLUTION

Eni continues the transformation of its legacy businesses and the growth in its new activities unlocking value and supporting its customers in reducing their emissions.

•	EBIT will progressively increase over the 4 Year Plan, doubling in 2026 versus 2023.

•	CFFO before working capital will account for more than 20% of the overall Group in 2026.

Refining and Marketing, having generated record results in 2022, is expected to continue to benefit from the structural improvements delivered with 2026 pro-forma EBIT of around €1.4billion, well above historic levels of profitability notwithstanding the Plan’s assumption of normalizing refining margins.

An important contributor to this better outlook is the growth of Eni Sustainable Mobility, incorporated at the beginning of this year, combining biorefining, biomethane and the sale of mobility products and targeted to evolve into a multi-service, multi-energy company, generating and unlocking new value.

•	Accelerating targeted biorefining capacity: over 3 MTPA by 2025 versus 2 MTPA previously, and more than 5 MTPA by 2030, supported by recently announced initiatives in Italy, Malaysia and the US.
•	Vertical integration with Upstream as a unique element of biorefining strategy: 700,000 tonnes of feedstock by 2026.
•	A network of over 5,000 sales points in Europe to market and distribute new energy carriers, as electricity and, in perspective, hydrogen. Eni plans to add around 300 new stations over the plan period.
•	Sustainable Mobility EBITDA of €1.5 billion by 2026, growing at average of 20% CAGR versus 2023, contributing to the raised expectations for the Downstream.

Plenitude, Eni’s company which integrates renewables, energy solutions for customers and a widespread Electric Vehicle (EV) charging network, is maturing in its pipeline of Renewable projects and delivered its 2022 target of more than 2 GW of installed capacity.

Plenitude expects to deliver over 7GW of installed capacity by the end of 2026, and more than double its network of EV charging points to 30,000 by the end of the plan.

Having delivered its target of over €600 million in pro forma EBITDA in 2022, the Company expect to triple this figure to €1.8 billion by 2026. The integration of retail, with over 11 million customers by 2026, renewables and e-mobility has significant operational synergistic benefits while also providing diversification and financial resilience.

As Plenitude expands its offer of decarbonised products and services, its growth is expected to continue to be impressive and supported by a strong pipeline of over 11GW of projects and opportunities.

Versalis will move into sustainable profitability over the course of the Plan, thanks to the transformation to a structurally more sustainable and competitive business mix. It will continue its transformation into a fully specialized and sustainable chemical company by increasing its presence in end-user markets and building a leadership position in bio-based chemistry. The Company will look to grow in target markets with investments in its compounding platform and in new technologies. Versalis is developing complementary recycling processes, improving energy efficiency, and developing breakthrough technologies.

TECHNOLOGY

The innovation in Eni’s businesses demonstrates the benefit of placing Technology at the heart of the Company.

Eni’s commitment has resulted by more than 1,000 professionals, more than 400 projects and around 8,000 patents, actively managed for their strategic exploitation. Since 2014, Eni has also significantly enhanced its collaboration with leading universities, and created venture capital and venture builder vehicles to promote technology transfer, with a gross value creation of our proprietary technologies estimated at around €9 billion since 2014.

Eni Next, with its investment in CFS, the MIT spin-off, is accelerating the development of magnetic confinement fusion. SPARC, the experimental plant designed to generate net energy, is under construction, targeted for 2025 start-up and will be followed by the first industrial plant, called ARC, targeted for the early 2030s.

FINANCIAL STRATEGY

Eni’s financial strength enable the execution of its business strategy, provides flexibility across the cycle and delivers return to its investors.

Based on Eni’s scenario assumption:

•	2023 EBIT of €13 billion, the second best in 10 years after the record of 2022, confirming the quality of the business that Eni is building.
•	2023 CFFO before working capital at replacement cost of over €17 billion, and over €69 billion along the plan period. At a constant scenario, 2026 CFFO will be over 25% above 2023, driven by E&P and positive contributions from all the sectors and growth from the main transition businesses of Plenitude and Sustainable Mobility. This implies 12%/share CAGR over the period at constant oil price.
•	13% average ROACE over 2023-2026 at a constant 2023 scenario, +7 percentage points vs 2010-2019 average, confirming the profitability of Eni’s capital.
•	2023 Capex will be around €9.5 billion and €37 billion over the Plan. This represents +15% in USD terms versus the outlook provided last year adjusted for inflation, reflecting new, high quality opportunities and acceleration or increase in scale of existing projects in the Upstream. These projects deliver significant value and continue to do so well after the end of the Plan. Low and zero carbon spending will be around 25% of the total.
•	Leverage in the range of 10-20% over the plan period confirming Eni capital and cost discipline, and the quality of the Company portfolio.

Eni’s excellent financial results in 2022 came while contributing to the stability of energy supplies for its customers and progressing its decarbonization plan confirming the quality of the business the Company is building.

ENHANCED SHAREHOLDER REMUNERATION

Eni’s excellent financial and strategic progress provides scope to simplify and enhance the Company remuneration policy. An attractive shareholder distribution is a priority of the Company. Going forward Eni intends to distribute between 25%-30% of annual CFFO by way of a combination of dividend and share buyback. In upside scenarios, the Company expects to apply 35% of incremental CFFO to distribution and to be able, in the first instance, to use balance sheet, capex and timing flexibility in the event of downside.

Expected underlying performance improvement and the buyback also provides scope for the dividend to continue to rise in the coming years.

In line with the policy the 2023 annual dividend is raised to €0.94 per share, a 7% increase on 2022. Eni will continue to pay it in four equal quarterly instalments, in September 2023, November 2023, March 2024 and May 2024.

Considering Eni’s expectations for the scenario and the performance of the businesses, the Company will also launch a €2.2 billion share buyback in 2023, equivalent to around 4.5% of shares in issue at the current share price, following shareholder approval in May.

Applying the new remuneration policy at the scenario implies a return to shareholders over the Plan period of around 40% of the current market capitalization and a current total shareholder yield in 2023 of 11%.

ROBUST BALANCE SHEET AND FUNDING POSITION

Eni is financially robust and highly cash generative. Over the 4-year plan, based on our scenario, Eni will generate organic FCF before working capital at replacement scenario of more than € 32 billion that implies after shareholder distributions leverage will be in the range of 10-20% along the plan period.

Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com